EXHIBIT 12
CARRIAGE SERVICES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited and in thousands)

	2006	2007	2008	2009	2010
Fixed charges:
Interest expense	$17,794	$17,630	$17,606	$17,731	$17,534
Amortization of capitalized expenses related to debt	714	714	725	767	728
Rental expense factor	1,245	1,235	1,278	1,284	1,602

Total fixed charges before capitalized interest	19,753	19,579	19,609	19,782	19,864
Capitalized interest	50	59	56	—	—

Total fixed charges	$19,803	$19,638	$19,665	$19,782	$19,864

Earnings available for fixed charges:
Earnings before income taxes	$5,842	$12,317	$3,529	$11,845	$13,447
Add fixed charges before capitalized interest	19,753	19,579	19,609	19,782	19,864

Total earnings available for fixed charges	$25,595	$31,896	$23,138	$31,627	$33,311

Ratio of earnings to fixed charges(1)	1.29	1.62	1.18	1.60	1.68

(1)	For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends: (i) earnings consist of income from continuing operations before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) “fixed charges” consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. There were no dividends paid or accrued on the Company’s Common Stock during the periods presented above.